NO ACT

DC/PC
1-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041693



March 4, 2008

William D. Marsh
Deputy General Counsel
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/4/2008

Re: Baker Hughes Incorporated
Incoming letter dated January 11, 2008

Dear Mr. Marsh:

This is in response to your letters dated January 11, 2008 and January 18, 2008 concerning the shareholder proposal submitted to Baker Hughes by Nick Rossi. We also have received letters on the proponent's behalf dated January 14, 2008 and January 19, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

BAKER HUGHES

**Baker Hughes Incorporated**

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P. O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8709
Fax 713-439-8472
will.marsh@bakerhughes.com

**William D. Marsh**
Director, Enterprise Risk Strategy
Deputy General Counsel

Hand Delivery

January 11, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Baker Hughes Incorporated – Omission of Stockholder Proposal Relating to the Ability of Stockholders to Call a Special Meeting

Ladies and Gentlemen:

Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes" or the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi (the "Proponent") for inclusion in Baker Hughes' proxy materials for its 2008 Annual Meeting of Stockholders to be held on April 24, 2008. A copy of the Proponent's cover letter dated October 5, 2007 and the Proposal are attached hereto as Exhibit A. This letter is to advise you and the Proponent that Baker Hughes intends to exclude the Proposal from its 2008 Definitive Proxy Statement.

For the reasons stated herein, we believe the Proposal may be excluded from the 2008 Definitive Proxy Statement under Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would be both improper and a violation of the Delaware General Corporation Law (the "DGCL"), which is the governing law of the jurisdiction in which Baker Hughes is incorporated. Our conclusions are supported by an opinion attached as Exhibit B hereto (the "Delaware Opinion") from the law firm of Morris, Nichols, Arsht & Tunnell LLP, the Company's counsel licensed to practice in Delaware, in which such counsel opined that (i) the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company lacks the authority to implement the Proposal. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Proposal from the 2008 Definitive Proxy Statement.

In accordance with Rule 14a-8(j), we are enclosing six copies of this letter and its exhibits. We also are simultaneously mailing a copy of this letter and exhibits to the Proponent, thereby notifying him of our intention to exclude the Proposal from our 2008 Definitive Proxy Statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

**Stockholder Proposal**

The Proposal requests the ability of stockholders holding a certain percentage of our outstanding common stock to call a special stockholder meeting, stating in relevant part:

> "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range."

**Analysis**

***Baker Hughes may exclude the Proposal from its 2008 Definitive Proxy Statement pursuant to Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate the DGCL.***

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." For the reasons set forth below and in the Delaware Opinion, we conclude that implementation of the Proposal would cause Baker Hughes to violate the DGCL.

The Proposal, in its present form, requests that the Baker Hughes Board of Directors (the "Board") amend our bylaws and "**any other appropriate governing documents**" (emphasis added) to effect the Proposal. At present, Article NINTH of the Baker Hughes Restated Certificate of Incorporation (the "Restated Certificate") provides "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the bylaws of the Corporation, include the power to call such meetings. Special meetings of stockholders of the Corporation may not be called by any other person or persons." The Baker Hughes Restated Bylaws provides almost identical language stating, in relevant part, that "special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called at any time by the Board of Directors or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in these Bylaws, include the power to call such meetings. Special meetings of stockholders of the Corporation may not be called by any other person or persons."

The Company would violate the DGCL if it adopted the bylaw urged by the Proponent. As the Delaware Opinion notes, Section 109(b) of the DGCL states that the bylaws of a Delaware corporation "may contain any provision, **not inconsistent with law or with the certificate of incorporation** (emphasis added), relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." The Delaware Supreme Court has made clear that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. Nat'l Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990) (quoting Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972). *See also* Oberly v.

Kirby, 592 A.2d 445, 459 (Del. 1991) ("[by-law provision] violates Delaware law . . . because it is contrary to the Certificate [of Incorporation]"). The Delaware Court of Chancery has similarly concluded that "a by-law which is in conflict with a provision in a certificate of incorporation is invalid." Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960); *see also* Pricket v. American Steel & Pump Corp., 253 A.2d 86, 88 (Del. Ch. 1969).

The Company notes that the Staff has previously confirmed and employed Rule 14a-8(i)(2) (and its predecessor provision) as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw that is contrary to the certificate of incorporation. *See* AlliedSignal, Inc., SEC No-Action Letter, 1999 WL 44511 (Jan. 29, 1999) (declining to recommend enforcement action regarding omission of a proposed bylaw that would require a simple majority vote in order for stockholders to take action on all matters because such bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); Weirton Steel Corporation, SEC No-Action Letter, 1995 WL 107126 (Mar. 14, 1995), *and confirmed*, 1995 WL 150685 (Apr. 3, 1995) (declining to recommend enforcement action regarding omission of a proposal asking stockholders to amend the bylaws to allow stockholders to fill director vacancies because the certificate of incorporation provided that only directors could fill such vacancies); Radiation Care, Inc., SEC No-Action Letter, 1994 WL 714997 (Dec. 22, 1994) (declining to recommend enforcement action regarding omission of a proposed bylaw that was of "questionable validity" because it specified, contrary to a provision in the certificate of incorporation, that such bylaw could be amended only by stockholders). *See also* Dillard Department Stores, Inc., SEC No-Action Letter, 1997 WL 129057 (March 19, 1997) (The proposal, calling for the amendment of the Company's bylaws, was excludable under 14a-8(c)(2) because "implementation of the proposal would result in a violation of applicable state law since any bylaw(s) adopted would conflict with the Company's Articles").[1]

In order to enact the Proposal as written, the Board would have to amend the Restated Certificate to comply with the DGCL. However, the Proposal is also defective under the DGCL because an amendment to the Restated Certificate is permissible only if it is adopted in the manner prescribed by DGCL Section 242(b)(1), and this statute does not permit the Board to take the action urged by the Proponent, i.e., to unilaterally amend the Restated Certificate without stockholder approval. Section 242(b)(1) states that every amendment to the certificate of incorporation of a Delaware corporation shall be effected in the following manner, "its board of directors shall adopt a resolution setting forth the

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1 The Company recognizes that in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt bylaws that, counsel argued, would, among other things, violate Delaware law because the proposed bylaws were inconsistent with the certificate of incorporation. Alaska Air Group, Inc., SEC No-Action Letter, 2005 WL 678894 (Mar. 17, 2005); Lucent Technologies Inc., SEC No-Action Letter, 2001 WL 1381607 (Nov. 6, 2001). These no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Because its request is based on an opinion of Delaware counsel, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* AlliedSignal, Inc., Weirton Steel Corporation, and Radiation Care, Inc., *supra*).

amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders."

The Staff previously has taken a no-action position concerning a company's exclusion of a shareholder proposal directing the board of directors to take action to revise or amend the charter documents of a company when such proposal, if implemented, would cause the company to violate the law of the jurisdiction of its incorporation because such revisions or amendments could only be approved and effected with the approval of both the board and the shareholders of the company. In Xerox Corporation, for example, a shareholder submitted a proposal requesting the board of directors to amend the company's certificate of incorporation to give shareholders the right to take action by written consent and to call special meetings, which is similar to the Proposal. Taking the actions as directed in the proposal submitted to the company and unilaterally amending the certificate of incorporation of the company without shareholder approval would have caused the company to be in direct violation of Section 803 of the New York Business Corporation Law. Xerox Corporation, SEC No-Action Letter, 2004 WL 351809 (Feb. 23, 2004). *See also* Burlington Resources Inc., SEC No-Action Letter, 2003 WL 354930 (Feb. 7, 2003) (concurring that a Delaware corporation could exclude a stockholder proposal under Rule 14a-8(i)(2) requesting that "the board of directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings"). We believe our case to be similar in all facets. As indicated above, the Proposal, in its present form, requires an amendment to not only the Baker Hughes Bylaws but also any other appropriate governing documents. The Proposal is not clearly expressed as a recommendation to the Board to propose a charter amendment, which is the required procedure under the DGCL. Therefore, the Proposal, if enacted, would require a unilateral Board amendment to the Restated Certificate in violation of the DGCL. The Delaware Opinion confirms that the Proposal would violate the DGCL if implemented by the Board.

If the Proposal was enacted with respect to the Bylaws, it clearly would contradict the Restated Certificate. Therefore, if implemented, the Proposal would violate Section 109(b) of the DGCL by adopting a bylaw inconsistent with the Restated Certificate, and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(2). In addition, insofar as the Proposal would seek an amendment to the Restated Certificate that has not been approved by the Board and properly submitted to the stockholders for approval in accordance with Section 242(b)(1) of the DGCL, the Proposal would violate the DGCL and may be excluded on this separate basis pursuant to Rule 14a-8(i)(2).

***Baker Hughes may exclude the Proposal from its 2008 Definitive Proxy Statement pursuant to Rule 14a-8(i)(1) because the Proposal is Not a Proper Subject for Stockholder Action under Delaware Law.***

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization." For the reasons stated above and in the Delaware Opinion, the Proposal would, if implemented, cause the Company to violate Delaware law. Accordingly, the Proposal also is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

The Proponent has cast the Proposal in precatory terms, and the Company recognizes that such proposals, i.e., those that only recommend (but do not require) director action, are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal.[2] However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Delaware law, either by recommending the adoption of an invalid bylaw or by recommending the adoption of an amendment to a certificate of incorporation by unilateral board action, it should be excluded pursuant to Rule 14a-8(i)(1).[3]

***Baker Hughes may exclude the Proposal from its 2008 Definitive Proxy Statement pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement the Proposal.***

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company "would lack the power or authority to implement" the proposal. The Company lacks the authority to implement the Proposal. As noted in the Delaware Opinion, the bylaw that the Proponent urges the Board to adopt would be "void" and a "nullity" if adopted because it contradicts the Restated Certificate. *See* Delaware Opinion, Part V. The Delaware Opinion also confirms that if the Board attempted to unilaterally amend the Restated Certificate, such action would be void. *Id.* Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(6). *Accord* Xerox Corporation, SEC No-Action Letter, 2004 WL 351809 (Feb. 23, 2004) (declining to recommend enforcement action for omission pursuant to Rules 14a-8(i)(6) and 14a-8(i)(2) of a proposal that urged the board to unilaterally amend the certificate of incorporation).

2 For example, the Staff has determined that a stockholder proposal calling for unilateral action to amend the certificate of incorporation of a Delaware corporation may be excluded from that corporation's proxy statement because such an amendment requires bilateral board and stockholder approval under Delaware law, but that such a proposal may not be excluded if it is recast as a recommendation that the directors take the steps necessary to implement the proposal. *See* Great Lakes Chemical Corporation, SEC No-Action Letter, 1999 WL 129800 (Mar. 8, 1999).

3 *See, e.g.*, Pennzoil Corporation, SEC No-Action Letter, 1993 WL 8781 (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding pursuant to Rule 14a-8(i)(1) a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"); MeadWestvaco Corp., SEC No-Action Letter, 2005 WL 544211 (Feb. 27, 2005) (finding a basis for exclusion pursuant to Rule 14a-8(i)(2) of a proposal recommending that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law).

***The Proponent should not be Permitted to Revise his Proposal***

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[4] the Company asks the Staff to decline to grant the Proponents an opportunity to return to the drawing board to correct the problems with his Proposal.

The Proponent and his appointed proxy, Mr. John Chevedden, know how to draft a proposal that will survive scrutiny under Rule 14a-8. Even if the Proponent and Mr. Chevedden were unsure whether their Proposal was inconsistent with the Restated Certificate, they could have drafted their Proposal broadly, to ask that the Board "take the necessary steps" to adopt the desired bylaw or certificate of incorporation provision. *See* Great Lakes Chemical Corporation, SEC No-Action Letter, 1999 WL 129800 (Mar. 8, 1999). The Proponent's proxy, Mr. Chevedden, is aware from past experience with other companies that calling on a board to "take the necessary steps" to adopt a bylaw or certificate of incorporation provision will save his proposal from exclusion under Rule 14a-8(i)(1) and (2). Such broad "necessary steps" language would allow the Proponents to argue that the proposal does not rule out the possibility that the certificate of incorporation must be amended by the board and the stockholders before a bylaw may be adopted.[5] However, Mr. Chevedden and the Proponent[6] chose not to draft this Proposal so broadly. Instead, they ask the Board to unilaterally adopt a provision to enable stockholders to call a special meeting. Either the Proponent and Mr. Chevedden intentionally drafted their Proposal in this manner or they simply neglected to use the language that they know is sufficient for purposes of Rule 14a-8. In either event, they should not be afforded the chance to revise their Proposal.

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4 *See* Staff Bulletin 14B, *supra.*

5 In fact, Mr. Chevedden made this very argument when he submitted to Baxter International Inc. a proposal urging the Baxter directors to "take the necessary steps" to adopt a bylaw providing for the annual election of directors. Baxter International Inc., SEC No-Action Letter, 2005 WL 267911 (Jan. 31 2005). Even though the Baxter certificate of incorporation provided directors three-year terms of office, Mr. Chevedden was able to persuade the Staff that his proposal did not foreclose the possibility that the Baxter directors could first propose to the stockholders an amendment to the certificate of incorporation to delete the three-year term requirement before the bylaws could specify one-year terms of office. *See* Letter from J. Chevedden to the Staff dated Jan. 7, 2005 ("The company argument is incomplete by failing to address the company's power to set in motion and to complete the amendment of its certificate of incorporation to accommodate annual election of each director. There is no argument in the company no action request challenging that amending its certificate of incorporation and bylaws can proceed as parallel activities.").

6 The Proponent, Mr. Rossi, has also demonstrated that he knows how to craft a proposal to request board action to initiate a process to amend the company's certificate when the board cannot take such action unilaterally. *See, e.g.*, Marathon Oil Corporation, SEC No-Action Letter, 2007 WL 162274 (Jan. 16, 2007) (presenting a proposal in which "Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible").

***Conclusion***

Based on the foregoing, in our opinion the Proposal is both improper and a violation under the DGCL insofar as it urges the Board either to adopt a bylaw that is inconsistent with the Restated Certificate or to unilaterally amend the Restated Certificate without following the procedure prescribed by the DGCL.

For the reasons discussed above, we respectfully request on behalf of Baker Hughes that the Staff confirm that it will not recommend enforcement action against Baker Hughes if Baker Hughes excludes the Proposal from its 2008 Proxy Materials. If for any reason the Staff does not agree with our position, or it has questions or requires additional information in support of this position, we would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response. If you desire any additional information please call me at (713) 439-8709. Thank you for your prompt attention to this request.

Sincerely,

Baker Hughes Incorporated

William D. Marsh
Deputy General Counsel

Attachments

Cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415-0249
(with attachments)

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
(with attachments)

**Exhibit A**

**Stockholder Proposal**

Nick Rossi
P.O Box 249
Boonville, CA 95415-0249

Mr. Chad C. Deaton
Chairman
Baker Hughes Inc. (BHI)
3900 Essex Lane, Suite 1200
Houston, TX 77027
PH: 713-439-8600
FX: 713-439-8699

Rule 14a-8 Proposal

Dear Mr. Deaton,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company efficiency and cost savings please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Nick Rossi 10/5/07

cc: Sandra E. Alford <sandy.alford@bakerhughes.com>
PH: 713-439-8673
FX: 713-439-8472

[BHI: Rule 14a-8 Proposal, October 19, 2007]
**3 – Special Shareholder Meetings**

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

The merits of adopting this proposal should also be considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- We had no Independent Chairman – Independent oversight concern.
- An awesome 75% shareholder vote was required to make certain key changes – Entrenchment concern.
- No shareholder right to cumulative voting.
- No shareholder right to act by written consent.
- No shareholder right to call a special meeting.
- Our directors can still remain on our Board even if 90% of shareholders vote against them.
- Poison pill: Our directors can adopt a poison pill without ever subjecting it to a shareholder vote.
- In May 2005 our Board made it more difficult for shareholders to fill vacancies on the board.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

**Special Shareholder Meetings –**
**Yes on 3**

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Notes:
Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

**Exhibit B**

**Opinion of Morris, Nichols, Arsht & Tunnell LLP**

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

January 11, 2008

Baker Hughes Incorporated
2929 Allen Parkway
Suite 2100
P.O. Box 4740
Houston, TX 77019

Re: **Stockholder Proposal Submitted By Nick Rossi**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Baker Hughes Incorporated, a Delaware corporation (the "Company"), by Nick Rossi (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) whether the Proposal is a proper subject for stockholder action under Delaware law and (iii) whether the Company possesses the authority to implement the Proposal.

## *I. The Proposal.*

The Proposal asks the board of directors of the Company (the "Board") to amend the bylaws of the Company (the "Bylaws") and "any other appropriate governing documents to give holders of 10% to 25% of . . . [the] outstanding common stock [of the Company] the power to call a special shareholder meeting, in compliance with applicable law. "[1]

***II. Summary.***

In our opinion, the Board would violate Delaware law if it attempted to amend the Bylaws or the Company's other "governing documents" to allow the stockholders to call special meetings of stockholders. Delaware law recognizes two types of "governing documents" that could be amended to provide stockholders the right to call special meetings: the corporation's bylaws and its charter.[2] As explained in Part III.A herein, if the Board adopted a bylaw purporting to confer on stockholders the power to call a special meeting, such bylaw would be invalid because it would conflict with the Company's Restated Certificate of Incorporation (the "Charter"), which specifies that only the Board and an authorized committee of the Board may call special meetings. This means that a stockholder right to call a special meeting could be validly enacted only through an amendment to the Charter. However, the Board would also violate Delaware law if it attempted to unilaterally amend the Charter to provide the stockholders the right to call a special meeting because, as explained in Part III.B herein, such an amendment would require the approval of both the Board and the Company stockholders. Accordingly, the

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1 The Proposal reads:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

2 *See* 8 *Del. C.* § 211(d) ("Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.").

Board would violate Delaware law if it attempted to take the unilateral action urged by the Proponent, i.e., to amend either of the Company's two "governing documents" to create a stockholder right to call special meetings.

For the foregoing reasons, it is our opinion that the Proposal would cause the Company to violate Delaware law if the Proposal were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law. Finally, because, as noted above, the Board cannot unilaterally adopt either a bylaw or an amendment to the Charter to adopt the Proposal, it is also our opinion that, as explained in Part V herein, the Company (i.e., the Board) lacks the authority to implement the Proposal.

### *III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.*

#### *A. The Board Cannot Enact The Proposal In The Form Of A Bylaw Because The Bylaw Would Conflict With The Charter.*

If adopted, a bylaw granting Company stockholders the right to call a special meeting would directly conflict with the Charter, which limits the right to call special meetings to the Board and an authorized committee of the Board: "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the bylaws of the Corporation, include the power to call such meetings. Special meetings of stockholders of the Corporation may not be called by any other person or persons." Charter, Article NINTH. The Proposal is inconsistent with this limitation, and therefore cannot be adopted as a bylaw, because Section 109(b) of the DGCL prohibits the adoption of a bylaw that is inconsistent with the Charter.[3] The Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is "void" and a "nullity" if it conflicts with the charter.[4] This interpretation is consistent with a long line of Delaware precedents.[5] Therefore, the Proposal could not be adopted as a bylaw without causing the Company to violate Delaware law.

***B. The Board Cannot Enact The Proposal In The Form Of A Charter Provision Because The Board Cannot Unilaterally Amend The Charter.***

Because the Charter currently specifies who may call a special meeting of stockholders, a proposal to allow stockholders to call special meetings could be effected only by an amendment to the Charter. If the Proponent is asking the Board to amend the Charter, however, the Proponent is calling on the Board to violate Delaware law, because the Board cannot unilaterally amend the Charter without stockholder approval. Section 242 of the DGCL

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3 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation* [i.e., the charter], relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

4 *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (noting that a proposed bylaw that would have limited the power of the board of directors to change the size of the board through a bylaw amendment would have been a "nullity" to the extent it conflicted with a certificate of incorporation provision granting the board the power to amend the bylaws).

5 *See Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a bylaw providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v. American Steel and Pump Corporation*, 253 A.2d 86, 88 (Del. Ch. 1969) (invalidating a bylaw that provided one-year terms for directors because the certificate of incorporation provided directors three-year terms); *Oberly v. Kirby*, 592 A.2d 445, 459 (Del. 1991) (declaring invalid a bylaw that had the effect of allowing the directors of a non-stock membership corporation to remove and select new members because the certificate of incorporation allowed only current members to select their successors).

requires that charter amendments be approved by the board *and* the holders of a majority of the stock entitled to vote on such amendments. *See* 8 *Del. C.* § 242(b)(1) (providing that the board must adopt a resolution "setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof ... or directing that the amendment proposed be considered at the next annual meeting of the stockholders" before the stockholders vote on the amendment). The Delaware Supreme Court has noted that only if these two steps are taken in precise order does a corporation have the power to file a certificate of amendment with the office of the Secretary of State of the State of Delaware to effect the amendment:

> [I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor.

*Williams v. Geier*, 671 A.2d 1368, 1381 (Del. 1996).[6] Therefore, the Proposal would cause the Company to violate Delaware law.

---

6 *See also Lions Gate Entm't Corp. v. Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) ("Because the Charter Amendment Provision purports to give the . . . board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid"); *Klang v. Smith's Food & Drug Centers, Inc.*, 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."), *aff'd*, 702 A.2d 150 (Del. 1997).

*IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.*

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

*V. The Company Lacks The Authority To Implement The Proposal.*

As noted in Part III.A of our opinion, the Board cannot implement the Proposal by adopting a bylaw enabling stockholders to call a special meeting because the bylaw would be inconsistent with the Charter. Such a bylaw, if adopted, would be a "nullity" and "void" as a matter of Delaware law.[7] Accordingly, it is our opinion that the Company lacks the authority to adopt the Proposal in the form of a bylaw provision.

In addition, as we note in Part III.B of our opinion, the Board also cannot adopt the Proposal by amending the Charter because such an amendment would require both Board and stockholder approval. The Delaware courts have recognized that charter amendments that are not adopted in accordance with the applicable statutory procedures are void.[8] Accordingly, it is also our opinion that the Company lacks the authority to implement the Proposal in the form of

---

7 *Centaur*, 582 A.2d at 929; *see also Prickett*, 253 A.2d at 88 ("[T]he by-law provision is in conflict with the charter [i.e., certificate of incorporation] and it is therefore void") (citations omitted); *Burr v. Burr*, 291 A.2d 409, 410 (Del. Ch. 1972) ("Plaintiffs are correct in their conclusion that a by-law in conflict with the certificate of incorporation is a nullity") (citations omitted).

8 *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188 (Del. Ch. 1999) (finding an amendment to a certificate of incorporation not approved in the precise method set forth in Section 242 "void"). In addition, if a Board-proposed amendment does not receive the requisite stockholder vote pursuant to Section 242 of the DGCL, the Company itself would not have the power to file a certificate of amendment in order to effectuate the proposed amendment. *See* 8 *Del. C.* 242(b)(1).

an amendment to the Charter, because the Board cannot unilaterally adopt such an amendment without violating the applicable provisions of the DGCL.

### *VI. Conclusion.*

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company lacks the authority to implement the Proposal.

Very truly yours,

1380102.1

Morris, Nichols, Arsht & Tunnell LLP

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Baker Hughes Inc. (BHI)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**Nick Rossi**

Ladies and Gentlemen:

This responds to the company January 11, 2008 no action request regarding the resolution that states:

> RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range.

Similar text, that the board adopt or amend, was used in shareholder proposals submitted to 9 large-cap companies for 2007 on the topic of cumulative voting. The result was that none of these 9 companies contested the similar text – that the board act to adopt or amend. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent to file no action requests. This same text then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text in this proposal "Shareholders ask our board to amend our bylaws ..." is *implicit* in stating that the board is requested to "take all the steps in their power" to amend the bylaws in regard to special meetings. And that the 9 companies that published the 9 rule 14a-8 proposals, the proxy advisor firms that analyzed these proposals and the shareholders who cast the 6 billion yes-votes understood to "take all the steps in their power" was implicit. The proposal text is addressed to the board, which clearly must act first to adopt the proposal.

**Additionally, the proposal to the above 9 companies did not even include the added protective text, "in compliance with applicable law" that is contained in this proposal.**

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent had the text "that the board 'take all the steps in their power' to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Baker Hughes did not give its proponent the opportunity to add similar text and instead filed a no action request.

The shareholder party here is wiling to revise the text similar to the 2007 Wal-Mart precedent.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent was not required to change its text that stated, "Resolved: Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw" which is similar to the Board amend text of this proposal to Baker Hughes. Additionally the proponent response to the Alaska Air no action request made these two points:

1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."

2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff" [which Mr. Flinn was ultimately *not* required to revise].

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *take all the steps in their power* into "Shareholders ask our Board to *take all the steps in their power* to amend our bylaws ..." or "Shareholders ask our Board to *take the steps necessary* to amend our bylaws ..." similar to this 2007 Staff Reply Letter (bold and italics added):

[STAFF REPLY LETTER]

August 29, 2007

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Torotel, Inc. Incoming letter dated June 5, 2007

The proposal calls for the articles of incorporation to be amended to revoke a provision of the by-laws to remove advance notice requirements for shareholders to bring business before a shareholder meeting.

We are unable to concur in your view that Torotel may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Torotel may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Torotel may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Torotel may exclude the proposal under rule 14a-8(i)(1) as an improper subject for sharcholder action under applicable state law or rule 14a-8(i)(2) because it would, if implemented, cause Torotel to violate state law. **It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors *take the steps necessary to* implement the proposal.** Accordingly, unless the proponent provides Torotel with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend any enforcement action to the Commission if Torotel omits the proposal from its proxy materials in reliance on rules 14a-8(i)(1) or 14a-8(i)(2).

Sincerely,

/s/

Ted Yu

Special Counsel

**A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.**

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

William Marsh <will.marsh@bakerhughes.com>

RECEIVED

2008 JAN 23 AM 11:44

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SEC
Mail Processing
Section

JAN 18 2008

Washington, DC
105

**BAKER HUGHES**

**Baker Hughes Incorporated**

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P. O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8709
Fax 713-439-8472
will.marsh@bakerhughes.com

**William D. Marsh**
Director, Enterprise Risk Strategy
Deputy General Counsel

Sent Via Hand Delivery

January 18, 2008

SEC
Mail Processing
Section

JAN 18 2008

Washington, DC
105

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Baker Hughes Incorporated – Response to Shareholder Position Regarding Omission of Stockholder Proposal Relating to the Ability of Stockholders to Call a Special Meeting

Ladies and Gentlemen:

Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes" or the "Company"), filed a no-action letter request (the "Request") on January 11, 2008 in regards to a stockholder proposal and supporting statement (the "Proposal") from Nick Rossi (the "Proponent") for inclusion in Baker Hughes' proxy materials for its 2008 Annual Meeting of Stockholders to be held on April 24, 2008. A copy of the Proponent's cover letter dated October 5, 2007 and the Proposal were attached to the Request as Exhibit A thereto. On January 14, 2008 the Proponent filed a response (the "Response") to the Request. While the Company believes the Request addressed the issues raised by the Proponent in the Response, this brief rebuttal is intended to further reiterate the Company's position in an effort to assist the Securities and Exchange Commission in its final determination regarding the Request.

As stated in the "Analysis" section of the Request under the heading "***The Proponent Should not be Permitted to Revise his Proposal***", the Company noted that the Proponent and his appointed proxy know how to draft a proposal that will survive scrutiny under Rule 14a-8. The fact that the Proponent filed his Response within one (1) business day of the Request using a standard response only serves to highlight and further reinforce the fact that the Proponent and his proxy are well aware from past experience how to draft language that will save their proposal from exclusion under Rule 14a-8(1) and (2). Either the Proponent and Mr. Chevedden intentionally drafted their Proposal in this manner or they simply neglected to use the language that they know is sufficient for purposes of Rule 14a-8. In either event, they should not be afforded the chance to revise their Proposal. Accordingly, the Company again restates its position that the Proponent and his proxy should not be afforded the chance to revise their Proposal to rectify a deficiency they clearly were aware of and could have addressed initially in the Proposal.

***Conclusion***

Based on the foregoing and the Company's arguments in the Request, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action against Baker Hughes if Baker Hughes excludes the Proposal from its 2008 Proxy Materials. If for any reason the Staff does not agree with the Company's position, or it has questions or requires additional information in support of this position, Company Counsel would appreciate an opportunity to confer with the Staff prior to the issuance of a formal response. If you desire any additional information please call William D. Marsh at (713) 439-8709. Thank you for your prompt attention to this request.

Sincerely,

Baker Hughes Incorporated

William D. Marsh
Deputy General Counsel

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415-0249

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Baker Hughes Inc. (BHI)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**Nick Rossi**

Ladies and Gentlemen:

The only non-repetitive item in the January 18, 2008 company supplement is the quizzical company concept that a prompt rebuttal of a company no action request should be counted in favor of a company's position. More importantly, the company does not contest any of the precedents and practices cited in the 1,099-word January 14, 2008 rebuttal.

For this reason and the January 14, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

William Marsh <will.marsh@bakerhughes.com>

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 4, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Baker Hughes Incorporated
Incoming letter dated January 11, 2008

The proposal asks the board to amend the bylaws and any other appropriate governing documents to give holders of 10% to 25% of Baker Hughes' outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that Baker Hughes may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Baker Hughes to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Baker Hughes omits the proposal from its proxy materials in reliance upon rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Baker Hughes relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END